July 5, 2006

Stephen Krikorian

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: CACI International Inc

Dear Mr. Krikorian:

On behalf of CACI International Inc (“CACI”), I am writing to request an extension of time to respond to the comments provided to CACI by the staff of the Securities and Exchange Commission by letter dated June 28, 2006 (the “ Additional Comment Letter”). CACI intends to respond to the Additional Comment Letter by July 28, 2006. CACI’s fiscal year ended June 30, 2006, so the work on the Additional Comment Letter response needs to be completed at the same time that CACI is completing its fiscal year close process. CACI needs additional time to respond to the Additional Comment Letter in order to appropriately coordinate its response with its accounting advisers, independent auditors and Audit Committee.

We appreciate the staff’s flexibility in this regard. Please telephone the undersigned at (703) 841-7946 if you have any questions.

Sincerely,

/s/ Judith B. Kassel for Stephen L. Waechter
Stephen L. Waechter Executive Vice President Chief Financial Officer

cc:	Mark Kronforst
Jason Niethamer
Judith Kassel, Esq.
Meredith Cross, Esq.